























in Search

Try Premium Free for 1 Month

Glen Robinson

A Profit Monger with extensive experience in turnaround in international environments with PE and fortune 500 companies

London, Greater London, United Kingdom

Message ···

VALTEGRA

Deakin University

See contact info

500+ connections

A specialist in delivering corporate turnarounds with extensive international experience in private equity and global blue-chip organisations. A long and proven track record of successfully leading companies during times of acute corporate stress in all parts of the globe. An accountant and a lawy...

Show more

Articles

1,651 followers

Using an algorithm to solve problems.

Glen Robinson
Published on LinkedIn

I spent this weekend learning the algorithms required to solve the Rubix Cube. It struck me how similar this is to the work we do at VALTEGRA turning around under-performing companies. It is typical that we observe under-performing companies acting with little focus or understanding of what to focus on. Metaphorically spinning the Rubix Cube without structure, objectives and understanding. Like most problems, complexity is more common th ...see more

Like Comment Share 1 Comment • 26 Likes

See all

Experience

Managing Partner

VALTEGRA

Jun 2011 – Present · 8 yrs

London, United Kingdom

Valtegra is a privately held investment company that invests in mid-market companies which are facing unique situational challenges. These situations often fall outside the scope of mainstream investors and usually require active collaboration with shareholders and other key stakeholders in order to realise a successful transaction. We target acquisitions and investments that fit within the following scope:

1. Corporate Carve-Outs, Non-core operations and assets of corporate owners, where changes in strategy necessitate carve-out and divestment.... See more

 Search        Try Premium Free for 1 Month


Veriglif, the world's first global consumer data ecosystem
Jul 2018 – Present · 11 mos
Greater New York City Area

veriglif.com

The Market Research BlockChain platform (Veriglif) is a GDPR compliant blockchain solution to advance the market research industry into the next generation.... See more


Corporate Development Director
Abellio Group
Aug 2013 – Dec 2015 · 2 yrs 5 mos
London, United Kingdom

Responsible for corporate development


President
Vitamins Direct
Jun 2011 – Jan 2015 · 3 yrs 8 mos
London and West Palm Beach

Responsible for architecting the MBO, structuring the financing and implementing the growth strategy, financial controls and risk management for the global group.

Vice President, Private Equity
Celerant Consulting
Feb 2009 – Jun 2011 · 2 yrs 5 mos
London, United Kingdom

Global Management Consulting company.

Show 3 more experiences ⌄

Education

Deakin University
Master's degree, Commercial Law
2012 – 2013

I studied commercial law with a particular focus on contract law

CPA Australia
CPA, Accounting
2010 – 2011

Duke University - The Fuqua School of Business
MBA, Business Administration
2007 – 2008

Show 1 more education ⌄

Licenses & Certifications

Lean Six Sigma Green Belt Certification
GoLeanSixSigma.com

See credential



 

